UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CV Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126654102

(CUSIP Number)

Michael Mona, III

2688 South Rainbow Boulevard, Suite B

Las Vegas, Nevada 89146

866-290-2157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126654102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Mona, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,673,000
	8.	SHARED VOTING POWER 750,000
	9.	SOLE DISPOSITIVE POWER 4,673,000
	10.	SHARED DISPOSITIVE POWER 750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,423,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.76% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Assumes 94,205,563 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 90,512,563 shares of common stock outstanding as of May 14, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2018, and including the additional 3,682,583 option shares held by the Reporting Person which have vested as of the date of this statement on Schedule 13D and assuming the vesting of an additional 10,417 option shares held by the Reporting Person which will vest within sixty (60) days of this statement on Schedule 13D.

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of CV Sciences, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed on behalf of Mr. Michael Mona, III, a natural person (the “Reporting Person”).

(b) The Reporting Person’s business address is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146.

(c) The Reporting Person is the President and Chief Operating Officer of the Issuer and serves as a director on the Board of Directors (the “Board”) of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person is the President and Chief Operating Officer of the Issuer and serves as a director on the Board of Directors of the Issuer.

Prior to becoming an officer and director of the Issuer, on December 27, 2013, the Reporting Person filed a statement on Schedule 13G (the “Schedule 13G”) to disclose his ownership of 10.6% of the class of Common Stock as of the date of the Schedule 13G. On July 25, 2016, the Reporting Person filed an amendment to his Schedule 13G (the “Schedule 13G/A”) to disclose that he had ceased to be the beneficial owner of more than five percent of the class of Common Stock. On July 14, 2017, the Reporting Person surpassed the five percent ownership threshold with the vesting of certain performance-based stock options (as described below) which triggered the requirement to file this Statement. Specifically, as of July 14, 2017, the Reporting Person beneficially owned 5.07% of the class of Common Stock of the Issuer. This calculation assumes that 91,879,794 shares of common stock were outstanding as of July 14, 2017, based on 88,951,086 shares of common stock outstanding as of May 15, 2017, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on May 26, 2017, and including the additional 2,900,125 option shares held by the Reporting Person which had vested as of July 14, 2017 and assuming the vesting of an additional 28,583 option shares held by the Reporting Person which would have vested within sixty (60) days of July 14, 2017.

The Reporting Person is filing this Statement in compliance with § 240.13d-1(e) to cover information not previously reported on the Schedule 13G or Schedule 13G/A.

On November 22, 2013, the Reporting Person acquired 500,000 shares of Common Stock of the Issuer in connection with a private placement offering by the Issuer. The Reporting Person used his personal funds in the amount of $500,000 to acquire these shares.

On November 22, 2013, the Mik-Nik Trust acquired 750,000 shares of Common Stock of the Issuer in connection with a private placement offering by the Issuer. The Reporting Person holds these shares indirectly as a beneficiary and co-trustee of Mik-Nik Trust. The Mik-Nik Trust used its personal funds in the amount of $750,000 to acquire these shares.

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On October 1, 2014, the Compensation Committee of the Board issued 500,000 shares of Common Stock of the issuer issued pursuant to that certain Stock Award Agreement, dated as of October 1, 2014, by and between the Reporting Person and the Issuer under the Issuer's Amended and Restated 2013 Equity Incentive Plan ("Stock Award Agreement"). The consideration for the issuance of the shares was services previously rendered to the Issuer by the Reporting Person valued at $705,000 as of October 1, 2014.

On October 1, 2014, the Board granted the Reporting Person a stock option to purchase 500,000 shares of Common Stock (the “October 2014 Option”) under the Issuer’s Amended and Restated 2013 Equity Incentive Plan (the “Plan”). The October 2014 Option has a term of ten (10) years, is durational-based, with 125,000 option shares vested as of June 16, 2015, and the remaining option shares vesting in thirty-six (36) equal monthly increments (such vesting schedule was modified from the original vesting schedule in connection with the re-pricing of the exercise price of such option as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2017 (the “March 2017 8-K”)). As of the date of this Statement, 489,583 of the October 2014 Option shares have vested and 10,417 will vest within 60 days.

In September 2015, the Compensation Committee of the Board approved the grant of 343,000 stock options to the Reporting Person (the “September 2015 Option”) under the Plan. The September 2015 Option has a term of ten (10) years, is durational based, with 50% vesting on the one year anniversary date of grant, and the remainder vesting in twelve (12) equal monthly installments measured from September 23, 2016, and was granted with an exercise price equal to the fair market value of the Issuer’s Common Stock at the time of the grant. As of the date of this Statement, 100% of the September 2015 Option shares have vested.

On July 6, 2016, the Compensation Committee of the Board granted the Reporting Person a standalone option to purchase 4,000,000 shares of the Issuer’s Common Stock, which was not granted under the Plan (the “July 2016 Option”). As set forth in the March 2017 8-K, the terms of the July 2016 Option were subsequently amended, and the July 2016 Option is performance-based, has a term of ten (10) years and vests and becomes exercisable upon the completion of each of four defined option performance conditions. On October 5, 2016, the first performance criterion was met resulting in vesting of the July 2016 Option as to 1,000,000 shares. On July 14, 2017, the second performance criterion was met resulting in vesting of the July 2016 Option as to an additional 1,000,000 shares. The vesting of these additional 1,000,000 shares under the July 2016 Option resulted in the Reporting Person exceeding 5% of the class of common stock of the Issuer which triggered the filing requirement of this Statement which is being late-filed and updated to include shareholdings through the date hereof. As of the date of this Statement, 2,000,000 of the July 2016 Option shares have vested.

On March 15, 2017, the disinterested members of the Board granted the Reporting Person a stock option to purchase 100,000 shares of Common Stock (the “March 2017 Option”). The March 2017 Option has a term of ten (10) years, is durational-based, was fully-vested on the grant date and has an exercise price equal to the fair market value of the Issuer’s Common Stock at the time of grant. As of the date of this Statement, 100% of the March 2017 Option shares have vested.

In April 2017, the disinterested members of the Board approved a performance-based stock option grant to purchase 1,000,000 shares of the Issuer’s Common Stock to the Reporting Person, which were not granted under the Plan (the “April 2017 Option”). The April 2017 Option is performance-based, and vests and becomes exercisable upon the completion of each of three defined option performance conditions. On July 14, 2017, the first performance criterion was met resulting in vesting of the April 2017 Option as to 250,000 shares. As of the date of this Statement, 250,000 of the April 2017 Option shares have vested.

On March 20, 2018, the Compensation Committee of the Board granted the Reporting Person an option to purchase 500,000 shares of Common Stock under the Plan (the “March 2018 Option”). The March 2018 Option has a term of ten (10) years, is durational based, was fully vested on the grant date and has an exercise price equal to the fair market value of the Issuer’s Common Stock at the time of grant. As of the date of this Statement, 100% of the March 2018 Option shares have vested.

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ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person is a control person of the Issuer. The securities of the Issuer were acquired by the Reporting Person for investment and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Statement, which is hereby incorporated by reference in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Statement, the Reporting Person may be deemed to beneficially own an aggregate of 5,423,000 shares of Common Stock, which constitutes 5.76% of the shares of Common Stock outstanding. The percentages set forth in Row 13 of the cover pages and this Item 5(a) assumes that 94,205,563 shares of Common Stock outstanding as of the date of this Statement, based on 90,512,563 shares of Common Stock outstanding as of May 14, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2018, and including the additional 3,682,583 option shares beneficially owned by the Reporting Person which have vested as of the date of this Statement and assuming the vesting of an additional 10,417 option shares held by the Reporting Person which will vest within sixty (60) days of this Statement.

(b) The Reporting Person has sole voting power and sole dispositive power with respect to 4,673,000 shares of Common Stock. The Reporting Person indirectly holds shared voting power and shared dispositive power with respect to 750,000 shares of Common Stock with Nicolle Mona as co-trustee and beneficiary of Mik-Nik Trust.

The business address for Nicolle Mona is 84 East J Street, Chula Vista, California 91910. Nicolle Mona is currently employed as a school teacher in the Chula Vista Elementary School District and is a United States citizen. During the past five years, Nicolle Mona has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

See Item 2 of this Statement, which is hereby incorporated by reference in this Item 5(b).

(c)  Other than as set forth above and in Item 3 of this Statement, which is hereby incorporated by reference in this Item 5(c), the Reporting Person and any persons named in Item 5(b) above have not effected any transaction relating to the Issuer’s Common Stock during the past 60 days.

(d) To the Reporting Person’s knowledge, except as set forth in Item 3 and Item 5(b) above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock of the Issuer.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in Item 3 and Item 5 of this Statement, the Reporting Person is not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Stock Award Agreement, dated October 1, 2014.
Exhibit 2	Stock Option Grant Notice, dated March 15, 2017 (Reissuance of cancelled Grant dated October 1, 2014)
Exhibit 3	Stock Option Grant Notice, dated September 23, 2015.
Exhibit 4	Non-Qualified Stock Option Agreement, dated July 6, 2016 (incorporated by reference to Exhibit 10.6 of Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 1, 2016).
Exhibit 5	Amendment dated March 16, 2017, to Non-Qualified Stock Option Agreement, dated July 6, 2016 (incorporated by reference from Exhibit 10.9 to our Quarterly Report on Form 10-Q filed on May 9, 2017).
Exhibit 6	Stock Option Grant Notice, dated March 15, 2017.
Exhibit 7	Non-Qualified Stock Option Agreement, dated April 7, 2017 (incorporated by reference from Exhibit 10.24 to our Annual Report on Form 10-K filed on March 30, 2018).
Exhibit 8	Stock Option Grant Notice, dated March 20, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7 , 2018

Date

/s/ Michael Mona, III
Michael Mona, III

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Exhibit 1

CANNAVEST CORP.

Stock Award Agreement
Under
Amended and Restated 2013 Equity Incentive Plan

THIS STOCK AWARD AGREEMENT (the “Agreement”) is entered into as of October 1, 2014 by and between Michael Mona III (hereinafter referred to as “Grantee”) and CannaVEST Corp., a Delaware corporation (hereinafter referred to as the “Company”), pursuant to the Company’s Amended and Restated 2013 Equity Incentive Plan (the “Plan”). Any capitalized term not defined herein shall have the same meaning ascribed to it in the Plan.

R E C I T A L S:

A.       Grantee is an employee, director or consultant of the Company, and in connection therewith has rendered services for and on behalf of the Company or an Affiliate.

B.       The Company desires to issue shares of the Company’s Common Stock to Grantee for the consideration set forth herein to compensate Grantee for past services to the Company and/or to provide an incentive for Grantee to remain a service provider of the Company and to exert added effort towards its growth and success.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and for other good and valuable consideration, the parties agree as follows:

Issuance of Shares. The Company hereby offers to issue to Grantee an aggregate of up to Five Hundred Thousand (500,000) shares of Common Stock of the Company (the “Shares”) on the terms and conditions herein set forth. Of such amount, (i) Two Hundred Fifty Thousand (250,000) Shares shall be issued to Grantee upon his execution of this Agreement (the “Initial Shares”), and (ii) Two Hundred Fifty Thousand (250,000) Shares shall be issued to Grantee on the first business day after January 1, 2015 (the “2015 Shares”), provided that Grantee has not experienced a Termination of Service prior to such date.

Unless this offer is earlier revoked in writing by the Company, Grantee shall have ten (10) days from the date of the delivery of this Agreement to Grantee to accept the offer of the Company by executing and delivering to the Company two copies of this Agreement, without condition or reservation of any kind whatsoever, together with the consideration to be delivered by Grantee pursuant to Section 2 below, if applicable. If the Grantee does not accept the offer represented by this Agreement as set forth above within ten (10) days, such offer shall be null and void.

Consideration; Reporting. The consideration for the grant of the Shares shall be the services already rendered to the Company by the Grantee. The total value of the services provided, and the amount of compensation related to the receipt of the Initial Shares reported to tax authorities for 2014, is $705,000, which is equal to the aggregate Fair Market Value of the Initial Shares. If Grantee receives the 2015 Shares, the total value of the services provided for such Shares, and the amount of compensation related to the receipt of the 2015 Shares reported to tax authorities for 2015, shall be an amount equal to the aggregate Fair Market Value of the 2015 Shares on the date of issuance.

Vesting of Shares. The Initial Shares shall be fully vested as of the date of this Agreement. The 2015 Shares shall be fully vested upon issuance.

No Right to Continued Service. The issuance of the Shares does not confer upon Grantee any right to continue as an Employee or Director of, or Consultant to, the Company or an Affiliate, nor does it limit in any way the right of the Company or an Affiliate to terminate Grantee’s employment or other relationship with the Company or an Affiliate, at any time, with or without cause.

Exhibit 1-1

Tax Consequences. Grantee understands that Grantee (and not the Company) shall be responsible for the Grantee’s own tax liability that may arise as a result of the grant of the Shares. Grantee represents that Grantee has consulted any tax consultants Grantee deems advisable in connection with the receipt of the Shares and that Grantee is not relying on the Company or the Company’s counsel for any tax advice. The Company intends to report the value of the Shares granted, at the value describe in Section 2, to appropriate tax authorities. The Company has the authority to require Grantee to remit to the Company an amount sufficient to satisfy all federal, state, and local taxes required by law to be withheld with respect to any taxable event arising as a result of the receipt of the Shares.

Miscellaneous.

This Agreement shall bind and inure to the benefit of the parties’ heirs, legal representatives, successors and permitted assigns.

This Agreement and the Plan constitute the entire agreement between the parties pertaining to the subject matter contained herein and they supersede all prior and contemporaneous agreements, representations and understandings of the parties. A copy of the Plan has been delivered to Grantee and also may be inspected by Grantee at the principal office of the Company, and Grantee hereby consents to receive any updates to the Plan or Plan prospectus electronically. The parties agree that the entire text of the Plan is incorporated by reference as if copied herein. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all of the parties. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver. In the event there exists any conflict or discrepancy between any of the terms in the Plan and this Agreement, the terms of the Plan shall be controlling. A copy of the Plan has been delivered to Grantee and also may be inspected by Grantee at the principal office of the Company.

By execution of this Agreement, Grantee consents to the delivery of any notice to the stockholders given by the Company in the form of an electronic transmission, pursuant to, and as described in, Section 232 of the Delaware General Corporation Law.

Should any portion of the Plan or this Agreement be declared invalid and unenforceable, then such portion shall be deemed to be severable from this Agreement and shall not affect the remainder hereof.

All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iii) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at its principal executive office, and to Grantee at the address set forth on the signature page to this Agreement, or at such other address as the Company or Grantee may designate by ten (10) days advance written notice to the other party hereto.

By executing the Agreement, the Company and Grantee waive their respective rights hereunder to have any such disputes or claims tried by a judge or jury.

This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all such counterparts together will constitute one and the same instrument.

This Agreement shall be construed according to the laws of the State of Delaware.

[Signature Page Follows]

Exhibit 1-2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE COMPANY:	GRANTEE:

CANNAVEST CORP.

By: /s/ Joseph Dowling	/s/ Michael Mona III
Name: Joseph Dowling	Michael Mona III
Title: Chief Financial Officer	(Print Name)
Address:

___________________________
___________________________
___________________________

Exhibit 1-3

Exhibit 2

CV Sciences, Inc.
Stock Option Grant Notice
Amended and Restated 2013 Equity Incentive Plan

(Re-Issuance of Cancelled Grant Dated October 1, 2014)

FOR GOOD AND VALUABLE CONSIDERATION, CV Sciences, Inc. (the “Company”) hereby grants to the Optionee named below, a stock option (the “Option”) to purchase any part or all of the specified number of shares of its Common Stock (“Option Shares”), upon the terms and subject to the conditions set forth in this Stock Option Grant Notice (the “Grant Notice”), at the specified purchase price per share without commission or other charge. The Option is granted pursuant to the Company’s Amended and Restated 2013 Equity Incentive Plan (the “Plan”) and the Stock Option Agreement (the “Option Agreement”), promulgated under the Plan and in effect as of the date of this Grant Notice.

Optionee:	Michael Mona III
Date of Grant:	March 15, 2017
Vesting Commencement Date:	June 16, 2015
Number of Option Shares:	500,000
Exercise Price (Per Share):	$0.38
Total Exercise Price:	$190,000.00
Expiration Date:	Ten years after Date of Grant

Type of Grant:	☒ Incentive Stock Option [1]	☐ Nonstatutory Stock Option

Exercise Schedule:	☒ Same as Vesting Schedule	☐ Early Exercise Permitted

Vesting Schedule: Except as otherwise provided in the Option Agreement, the number of Option Shares that are vested (disregarding any resulting fractional share) as of any date shall be determined as follows: (i) no Option Shares will be vested prior to the Vesting Commencement Date; (ii) twenty-five percent (25%) of the Option Shares will be vested upon the Vesting Commencement Date, provided, however, that there has not been a Termination of Service as of such date; and (iii) the balance of the Option Shares will be vested in a series of thirty-six (36) successive equal monthly installments measured from the Vesting Commencement Date, provided, however, that there has not been a Termination of Service as of each such date. In no event will the Option become exercisable for any additional Option Shares after a Termination of Service.

Notwithstanding the foregoing, in the event of a Change in Control (as defined in Section 2 of the Plan):

(a)       The right to exercise this Option shall accelerate automatically and vest in full (notwithstanding the provisions of Section 3 above) effective as of immediately prior to the consummation of the Change in Control unless this Option is to be assumed by the acquiring or successor entity (or parent thereof) or a new option or New Incentives (as defined below) are to be issued in exchange therefor, as provided in subsection (b) below.

____________________________

[1] If this is an Incentive Stock Option, it (plus other outstanding Incentive Stock Options) cannot be first exercisable for more than $100,000 in value (measured by exercise price) in any calendar year. Any excess over $100,000 is a Nonstatutory Stock Option.

Exhibit 2-1

(b)       The vesting of this Option shall not accelerate if and to the extent that: (i) this Option (including the unvested portion thereof) is to be assumed by the acquiring or successor entity (or parent thereof) or a new option of comparable value is to be issued in exchange therefor pursuant to the terms of the Change in Control transaction, or (ii) this Option (including the unvested portion thereof) is to be replaced by the acquiring or successor entity (or parent thereof) with other incentives of comparable value under a new incentive program (“New Incentives”) containing such terms and provisions as the Company’s Board of Directors in its discretion may consider equitable. If this Option is assumed, or if a new option of comparable value is issued in exchange therefor, then this Option or the new option shall be appropriately adjusted, concurrently with the Change in Control, to apply to the number and class of securities or other property that the Optionee would have received pursuant to the Change in Control transaction in exchange for the Shares issuable upon exercise of this Option had this Option been exercised immediately prior to the Change in Control, and appropriate adjustment also shall be made to the Exercise Price such that the aggregate Exercise Price of this Option or the new option shall remain the same as nearly as practicable.

(c)       If the provisions of subsection (b) above apply, then this Option, the new option or the New Incentives shall continue to vest as provided above for the remainder of the term of this Option in accordance with the provisions of the Option Agreement. However, in the event of an Involuntary Termination (as defined below) of Optionee’s service with the Company or the acquiring or successor entity (or parent thereof) within twelve (12) months following such Change in Control, then vesting of this Option, the new option or the New Incentives shall accelerate in full automatically effective upon such Involuntary Termination.

“Involuntary Termination” shall mean a Termination of Service by reason Optionee’s involuntary dismissal or discharge by the Company, or by the acquiring or successor entity (or parent or any subsidiary thereof employing the Optionee) for reasons other than Misconduct (as defined below).

“Misconduct” shall mean (A) the commission of any act of fraud, embezzlement or dishonesty by Optionee which affects the business of the Company, the acquiring or successor entity (or parent or any subsidiary thereof), (B) any unauthorized use or disclosure by Optionee of confidential information or trade secrets of the Company, the acquiring or successor entity (or parent or any subsidiary thereof), (C) conduct on the part of Optionee which constitutes the breach of any statutory or common law duty of loyalty to the Company, the acquiring or successor entity (or parent or any subsidiary thereof), or (D) any illegal act by Optionee which materially and adversely affects the business of the Company, the acquiring or successor entity (or parent or any subsidiary thereof), or any felony committed by Optionee, as evidenced by conviction or plea of nolo contendre thereof. The provisions of this paragraph shall not limit the grounds for the dismissal or discharge of Optionee or any other individual in the service of the Company, the acquiring or successor entity (or parent or any subsidiary thereof).

Payment:	By one or a combination of the following items (described in the Plan):

☒ By cash or check

☐ By net exercise, if the Company has established procedures for net exercise

Additional Terms/Acknowledgements: The undersigned Optionee acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement, and the Plan.

[Remainder of Page Intentionally Left Blank]

Exhibit 2-2

Further, by their signatures below, the Company and the Optionee agree that the Option is governed by this Grant Notice and by the provisions of the Plan and Option Agreement, both of which are attached to and made a part of this Grant Notice. Optionee acknowledges receipt of copies of the Plan and the Option Agreement, represents that the Optionee has read and is familiar with their provisions, and hereby accepts the Option subject to all of their terms and conditions. Optionee further acknowledges that, as of the Date of Grant, this Grant Notice, the Option Agreement and the Plan set forth the entire understanding between Optionee and the Company regarding the acquisition of stock in the Company and supersede all prior oral and written agreements on that subject, with the exception of options previously granted under the Plan.

CV Sciences, Inc.	Optionee: Michael Mona III

By: /s/ Joseph Dowling	/s/ Michael Mona III
Joseph Dowling, Chief Financial Officer	Signature

Date: March 15, 2017	Date: March 15, 2017

Attachments: (I) Option Agreement; (II) Amended and Restated 2013 Equity Incentive Plan; and (III) Notice of Exercise

Exhibit 2-3

Attachment I

Option Agreement

Incorporated by reference from an exhibit to the Issuer’s Form S-8 filed on October 6, 2014

Exhibit 2-4

Attachment II

Amended and Restated 2013 Equity Incentive Plan

Incorporated by reference from an appendix to the Issuer’s definitive Proxy Statement on Schedule 14A filed on May 26, 2017.

Exhibit 2-5

Attachment III

Notice Of Exercise

CV Sciences, Inc.

2688 South Rainbow Blvd.

Suite B

Las Vegas, Nevada 89146

Date of Exercise: _______________

Ladies and Gentlemen:

This constitutes notice under my stock option that I elect to purchase the number of shares for the price set forth below.

Type of option (check one):	Incentive ☒	Nonstatutory ☐

Stock option dated:	_______________	_______________

Number of shares as to which option is exercised:	_______________	_______________

Certificates to be issued in name of:	_______________	_______________

Total exercise price:	$______________	$______________

Cash or check payment delivered herewith:	$______________	$______________

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the Amended and Restated 2013 Equity Incentive Plan, (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an incentive stock option, to notify you in writing within fifteen (15) days after the date of any disposition of any of the shares of Common Stock (the “Shares”) issued upon exercise of this option that occurs within two (2) years after the date of grant of this option or within one (1) year after such shares of Common Stock are issued upon exercise of this option.

I acknowledge that all certificates representing any of the Shares subject to the provisions of the Option shall have endorsed thereon appropriate legends reflecting restrictions pursuant to the Option Agreement, the Company’s Certificate of Incorporation, Bylaws and/or applicable securities laws.

Very truly yours,

__________________________________

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Exhibit 3

CannaVEST Corp.
Stock Option Grant Notice
Amended and Restated 2013 Equity Incentive Plan

FOR GOOD AND VALUABLE CONSIDERATION, CannaVEST Corp. (the “Company”) hereby grants to the Optionee named below, a stock option (the “Option”) to purchase any part or all of the specified number of shares of its Common Stock (“Option Shares”), upon the terms and subject to the conditions set forth in this Stock Option Grant Notice (the “Grant Notice”), at the specified purchase price per share without commission or other charge. The Option is granted pursuant to the Company’s Amended and Restated 2013 Equity Incentive Plan (the “Plan”) and the Stock Option Agreement (the “Option Agreement”), promulgated under the Plan and in effect as of the date of this Grant Notice.

Optionee:	Michael Mona III
Date of Grant:	September 23, 2015
Vesting Commencement Date:	September 23, 2015
Number of Option Shares:	343,000
Exercise Price (Per Share):	$0.73
Total Exercise Price:	$250,390.00
Expiration Date:	Ten years after Date of Grant

Type of Grant:	☒ Incentive Stock Option [1]	☐ Nonstatutory Stock Option

Exercise Schedule:	☒ Same as Vesting Schedule	☐ Early Exercise Permitted

Vesting Schedule: Except as otherwise provided in the Option Agreement, the number of Option Shares that are vested (disregarding any resulting fractional share) as of any date shall be determined as follows: (i) no Option Shares will be vested prior to the Vesting Commencement Date; (ii) fifty percent (50%) of the Option Shares will be vested upon the one (1) year anniversary of the Vesting Commencement Date; provided, however, that there has not been a Termination of Service as of such date; and (iii) the balance of the Option Shares will be vested in a series of twelve (12) successive equal monthly installments measured from the first anniversary of the Vesting Commencement Date; provided, however, that there has not been a Termination of Service as of each such date. In no event will the Option become exercisable for any additional Option Shares after a Termination of Service.

Payment:	By one or a combination of the following items (described in the Plan):

☒ By cash or check

☐ By net exercise, if the Company has established procedures for net exercise

_______________________________

[1] If this is an Incentive Stock Option, it (plus other outstanding Incentive Stock Options) cannot be first exercisable for more than $100,000 in value (measured by exercise price) in any calendar year. Any excess over $100,000 is a Nonstatutory Stock Option.

Exhibit 3-1

Additional Terms/Acknowledgements: The undersigned Optionee acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement, and the Plan.

Further, by their signatures below, the Company and the Optionee agree that the Option is governed by this Grant Notice and by the provisions of the Plan and Option Agreement, both of which are attached to and made a part of this Grant Notice. Optionee acknowledges receipt of copies of the Plan and the Option Agreement, represents that the Optionee has read and is familiar with their provisions, and hereby accepts the Option subject to all of their terms and conditions. Optionee further acknowledges that, as of the Date of Grant, this Grant Notice, the Option Agreement and the Plan set forth the entire understanding between Optionee and the Company regarding the acquisition of stock in the Company and supersede all prior oral and written agreements on that subject, with the exception of options previously granted under the Plan.

CannaVEST Corp.	Optionee: Michael Mona III

By: /s/ Joseph Dowling	/s/ Michael Mona III
Joseph Dowling, Chief Financial Officer	Signature

Date: September 24, 2015	Date: September 24, 2015

Attachments: (I) Option Agreement; (II) Amended and Restated 2013 Equity Incentive Plan; and (III) Notice of Exercise

Exhibit 3-2

Attachment I

Option Agreement

Incorporated by reference from an exhibit to the Issuer’s Form S-8 filed on October 6, 2014.

Exhibit 3-3

Attachment II

Amended and Restated 2013 Equity Incentive Plan

Incorporated by reference from an appendix to the Issuer’s definitive Proxy Statement on Schedule 14A filed on May 26, 2017.

Exhibit 3-4

Attachment III

Notice Of Exercise

CannaVEST Corp.

2688 South Rainbow Blvd.

Suite B

Las Vegas, Nevada 89146

Date of Exercise: _______________

Ladies and Gentlemen:

This constitutes notice under my stock option that I elect to purchase the number of shares for the price set forth below.

Type of option (check one):	Incentive ☒	Nonstatutory ☐

Stock option dated:	_______________	_______________

Number of shares as to which option is exercised:	_______________	_______________

Certificates to be issued in name of:	_______________	_______________

Total exercise price:	$______________	$______________

Cash or check payment delivered herewith:	$______________	$______________

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the Amended and Restated 2013 Equity Incentive Plan, (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an incentive stock option, to notify you in writing within fifteen (15) days after the date of any disposition of any of the shares of Common Stock (the “Shares”) issued upon exercise of this option that occurs within two (2) years after the date of grant of this option or within one (1) year after such shares of Common Stock are issued upon exercise of this option.

I acknowledge that all certificates representing any of the Shares subject to the provisions of the Option shall have endorsed thereon appropriate legends reflecting restrictions pursuant to the Option Agreement, the Company’s Certificate of Incorporation, Bylaws and/or applicable securities laws.

Very truly yours,

_______________________________

Exhibit 3-5

Exhibit 6

CV Sciences, Inc.
Stock Option Grant Notice
Amended and Restated 2013 Equity Incentive Plan

FOR GOOD AND VALUABLE CONSIDERATION, CV Sciences, Inc. (the “Company”) hereby grants to the Optionee named below, a stock option (the “Option”) to purchase any part or all of the specified number of shares of its Common Stock (“Option Shares”), upon the terms and subject to the conditions set forth in this Stock Option Grant Notice (the “Grant Notice”), at the specified purchase price per share without commission or other charge. The Option is granted pursuant to the Company’s Amended and Restated 2013 Equity Incentive Plan (the “Plan”) and the Stock Option Agreement (the “Option Agreement”), promulgated under the Plan and in effect as of the date of this Grant Notice.

Optionee:	Michael Mona III
Date of Grant:	March 15, 2017
Vesting Commencement Date:	March 15, 2017
Number of Option Shares:	100,000
Exercise Price (Per Share):	$0.38
Total Exercise Price:	$38,000
Expiration Date:	Ten years after Date of Grant

Type of Grant:	☒ Incentive Stock Option [1]	☐ Nonstatutory Stock Option

Exercise Schedule:	☒ Same as Vesting Schedule	☐ Early Exercise Permitted

Vesting Schedule:	The Option Shares are fully vested as of the Vesting Commencement Date.

Payment:	By one or a combination of the following items (described in the Plan):

☒ By cash or check

☐ By net exercise, if the Company has established procedures for net exercise

Additional Terms/Acknowledgements: The undersigned Optionee acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement, and the Plan.

[Remainder of Page Intentionally Left Blank]

____________________________

[1] If this is an Incentive Stock Option, it (plus other outstanding Incentive Stock Options) cannot be first exercisable for more than $100,000 in value (measured by exercise price) in any calendar year. Any excess over $100,000 is a Nonstatutory Stock Option.

Exhibit 6-1

Further, by their signatures below, the Company and the Optionee agree that the Option is governed by this Grant Notice and by the provisions of the Plan and Option Agreement, both of which are attached to and made a part of this Grant Notice. Optionee acknowledges receipt of copies of the Plan and the Option Agreement, represents that the Optionee has read and is familiar with their provisions, and hereby accepts the Option subject to all of their terms and conditions. Optionee further acknowledges that, as of the Date of Grant, this Grant Notice, the Option Agreement and the Plan set forth the entire understanding between Optionee and the Company regarding the acquisition of stock in the Company and supersede all prior oral and written agreements on that subject, with the exception of options previously granted under the Plan.

CV Sciences, Inc.	Optionee: Michael Mona III

By: /s/ Michael Mona, Jr.	/s/ Michael Mona III
Michael Mona, Jr., Chief Executive Officer	Signature

Date: March 15, 2017	Date: March 15, 2017

Attachments: (I) Option Agreement; (II) Amended and Restated 2013 Equity Incentive Plan; and (III) Notice of Exercise

Exhibit 6-2

Attachment I

Option Agreement

Incorporated by reference from an exhibit to the Issuer’s Form S-8 filed on October 6, 2014.

Exhibit 6-3

Attachment II

Amended and Restated 2013 Equity Incentive Plan

Incorporated by reference from an appendix to the Issuer’s definitive Proxy Statement on Schedule 14A filed on May 26, 2017.

Exhibit 6-4

Attachment III

Notice Of Exercise

CV Sciences, Inc.

2688 South Rainbow Blvd.

Suite B

Las Vegas, Nevada 89146

Date of Exercise: _______________

Ladies and Gentlemen:

This constitutes notice under my stock option that I elect to purchase the number of shares for the price set forth below.

Type of option (check one):	Incentive ☒	Nonstatutory ☐

Stock option dated:	_______________	_______________

Number of shares as to which option is exercised:	_______________	_______________

Certificates to be issued in name of:	_______________	_______________

Total exercise price:	$______________	$______________

Cash or check payment delivered herewith:	$______________	$______________

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the Amended and Restated 2013 Equity Incentive Plan, (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an incentive stock option, to notify you in writing within fifteen (15) days after the date of any disposition of any of the shares of Common Stock (the “Shares”) issued upon exercise of this option that occurs within two (2) years after the date of grant of this option or within one (1) year after such shares of Common Stock are issued upon exercise of this option.

I acknowledge that all certificates representing any of the Shares subject to the provisions of the Option shall have endorsed thereon appropriate legends reflecting restrictions pursuant to the Option Agreement, the Company’s Certificate of Incorporation, Bylaws and/or applicable securities laws.

Very truly yours,

_________________________________

Exhibit 6-5

Exhibit 8

CV Sciences, Inc.
Stock Option Grant Notice
Amended and Restated 2013 Equity Incentive Plan

FOR GOOD AND VALUABLE CONSIDERATION, CV Sciences, Inc. (the “Company”), hereby grants to the Optionee named below, a stock option (the “Option”) to purchase any part or all of the specified number of shares of its Common Stock (“Option Shares”), upon the terms and subject to the conditions set forth in this Stock Option Grant Notice (the “Grant Notice”), at the specified purchase price per share without commission or other charge. The Option is granted pursuant to the Company’s Amended and Restated 2013 Equity Incentive Plan (the “Plan”) and the Stock Option Agreement (the “Option Agreement”), promulgated under the Plan and in effect as of the date of this Grant Notice.

Optionee:	Michael Mona, III
Date of Grant:	March 20, 2018
Vesting Commencement Date:	January 1, 2018
Number of Option Shares :	500,000
Exercise Price (Per Share):	$0.40
Total Exercise Price:	$200,000
Expiration Date:	Ten years after Date of Grant

1.	Type of Grant:	☒ Incentive Stock Option[1]	☐ Nonstatutory Stock Option

2.	Exercise Schedule:	☒ Same as Vesting Schedule	☐ Early Exercise Permitted

3.	Vesting Schedule:	The Option Shares are fully vested as of the Date of Grant.

4.	Payment:	By one or a combination of the following items (described in the Plan):

☒ By cash or check

☐ By net exercise, if the Company has established procedures for net exercise

5.        Additional Terms/Acknowledgements: The undersigned Optionee acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement, and the Plan.

[signature page follows]

________________________

[1] If this is an Incentive Stock Option, it (plus other outstanding Incentive Stock Options) cannot be first exercisable for more than $100,000 in value (measured by exercise price) in any calendar year. Any excess over $100,000 is a Nonstatutory Stock Option.

Exhibit 8-1

Further, by their signatures below, the Company and the Optionee agree that the Option is governed by this Grant Notice and by the provisions of the Plan and Option Agreement, both of which are attached to and made a part of this Grant Notice. Optionee acknowledges receipt of copies of the Plan and the Option Agreement, represents that the Optionee has read and is familiar with their provisions, and hereby accepts the Option subject to all of their terms and conditions. Optionee further acknowledges that, as of the Date of Grant, this Grant Notice, the Option Agreement and the Plan set forth the entire understanding between Optionee and the Company regarding the acquisition of stock in the Company and supersede all prior oral and written agreements on that subject, with the exception of options previously granted under the Plan.

CV Sciences, Inc.	Optionee: Michael Mona, III

By:/s/ Michael J. Mona, Jr.	/s/ Michael Mona, III
Michael J. Mona, Jr., Chief Executive Officer	Signature

Date: March 20, 2018	Date: March 20, 2018

Attachments: (I) Option Agreement; (II) Amended and Restated 2013 Equity Incentive Plan; and (III) Notice of Exercise

Exhibit 8-2

Attachment I

Option Agreement

Incorporated by reference from an exhibit to the Issuer’s Form S-8 filed on October 6, 2014.

Exhibit 8-3

Attachment II

Amended and Restated 2013 Equity Incentive Plan

Incorporated by reference from an appendix to the Issuer’s definitive Proxy Statement on Schedule 14A filed on May 26, 2017.

Exhibit 8-4

Attachment III

Notice Of Exercise

CV Sciences, Inc.

2688 South Rainbow Blvd.

Suite B

Las Vegas, Nevada 89146

Date of Exercise: _______________

Ladies and Gentlemen:

This constitutes notice under my stock option that I elect to purchase the number of shares for the price set forth below.

Type of option (check one):	Incentive ☒	Nonstatutory ☐

Stock option dated:	_______________	_______________

Number of shares as to which option is exercised:	_______________	_______________

Certificates to be issued in name of:	_______________	_______________

Total exercise price:	$______________	$______________

Cash or check payment delivered herewith:	$______________	$______________

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the Amended and Restated 2013 Equity Incentive Plan, (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an incentive stock option, to notify you in writing within fifteen (15) days after the date of any disposition of any of the shares of Common Stock (the “Shares”) issued upon exercise of this option that occurs within two (2) years after the date of grant of this option or within one (1) year after such shares of Common Stock are issued upon exercise of this option.

I acknowledge that all certificates representing any of the Shares subject to the provisions of the Option shall have endorsed thereon appropriate legends reflecting restrictions pursuant to the Option Agreement, the Company’s Certificate of Incorporation, Bylaws and/or applicable securities laws.

Very truly yours,

________________________________

Exhibit 8-5